United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Contents

A- Quarterly information	3
1- Balance Sheet	3
2- Statement of Income	4
3- Statement of Changes in Stockholders’ Equity	5
4- Statement of Cash Flows	6
5- Notes to the Quarterly information at June 30, 2007 and 2006	7
5.1- Operations	7
5.2- Presentation of Quarterly information	7
5.3- Principles and Practices of Consolidation	7
5.4- Significant Accounting Policies	7
5.5- Acquisitions and disposals	7
5.6- Inventories	8
5.7- Taxes to recover or offset	8
5.8- Income Tax and Social Contribution	9
5.9- Investments — Consolidated	10
5.10- Intangible — Consolidated	11
5.11- Property, Plant and Equipment	12
5.12- Loans and Financing	12
5.13- Contingent Liabilities	14
5.14- Provision for asset retirement obligations	15
5.15- Paid-up Capital	15
5.16- Notes Mandatory Convertible	16
5.17- Treasury Stock	16
5.18- Distribution to Stockholders	16
5.19- Financial Result	17
5.20- Financial Instruments — Derivatives	18
5.21- Selling, Administrative, Other Operating Expenses and Non Operating Income	20
6- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies	22
7- Report of the Independent Accountants	23
B- Additional Information	25
8- Cash generation (Not reviewed by independent auditors)	25

9- Management’s Discussion and Analysis of the Operating Results for the Period Ended June 30, 2007	26
9.1- Comments on Consolidated Operating Results for the periods ended June 30, 2007 and June 30, 2006	27
9.1.1- Gross revenue	27
9.1.2- Cost of products and services	29
9.1.3- Selling expenses and administrative expenses	29
9.1.4- Research and development	29
9.1.5- Other operating expenses	29
9.1.6- Net financial results	29
9.1.7- Income tax and social contribution	29
9.2- Comments on the Parent Company Results for the periods ended June 30, 2007 and June 30, 2006	30
9.2.1- Gross revenue	30
9.2.2- Cost of products and services	30
9.2.3- Gross margin	30
9.2.4- Results of shareholdings	30
9.2.5- Selling expenses and administrative expenses	30
9.2.6- Research and development	30
9.2.7- Other operating expenses (income)	30
9.2.8- Net financial results	30
9.2.9- Income tax and social contribution	30
10- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	31

A-Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

1-	Balance Sheet

Balances in	In thousands of reais

		Consolidated		Parent Company
	Notes	06/30/07	03/31/07	06/30/07	03/31/07
Assets
Current assets
Cash and cash equivalents		3,652,203	8,326,983	159,915	192,617
Accounts receivable from customers		8,103,943	8,123,929	1,984,284	6,019,501
Related parties		42,633	63,068	491,444	1,693,752
Inventories	5.6	6,812,292	6,838,024	1,277,158	1,228,229
Taxes to recover or offset	5.7	1,047,236	1,037,704	445,463	526,713
Deferred income tax and social contribution		1,134,512	903,650	748,164	654,902
Other		948,187	1,046,412	263,380	211,673

		21,741,006	26,339,770	5,369,808	10,527,387

Non-current assets
Long-term receivables
Related parties		2,112	343	3,411,061	354,680
Loans and financing		241,362	240,585	112,611	110,940
Deferred income tax and social contribution		672,420	1,613,155	210,963	286,101
Judicial deposits		1,067,339	958,198	663,351	636,080
Taxes to recover or offset	5.7	564,950	636,440	219,976	222,954
Advances to energy suppliers		1,078,036	1,011,455	—	—
Provisions for derivatives	5.20	753,863	322,226	637,908	313,389
Prepaid expenses		562,929	603,540	901	15,735
Outros		299,084	243,490	97,001	84,060

		5,242,095	5,629,432	5,353,772	2,023,939

Investments	5.9	1,565,287	1,942,366	57,110,000	55,065,376
Intagibles	5.10	12,728,559	11,514,663	12,301,305	11,499,478
Property, plant and equipment	5.11	86,665,943	79,832,426	26,050,475	25,974,479
Deferred charges		128,809	145,951	—	—

		101,088,598	93,435,406	95,461,780	92,539,333

		128,071,699	125,404,608	106,185,360	105,090,659

Liabilities, and stockholders’ equity
Current liabilities
Short-term debt	5.12	561,151	2,503,185	—	2,085,499
Current portion of long-term debt	5.12	1,581,371	1,651,271	517,243	611,979
Payable to suppliers and contractors		3,983,169	5,096,952	1,461,824	1,294,361
Related parties		52,735	44,488	4,205,078	2,989,046
Payroll and related charges		933,990	749,102	407,075	262,652
Pension Plan		223,546	221,854	86,784	76,274
Dividends and interest on stockholders’ equity		1,642,379	3,189,095	1,549,691	3,189,095
Taxes and contributions		2,716,930	1,777,952	116,503	75,856
Other		1,422,612	1,157,343	370,339	465,698

		13,117,883	16,391,242	8,714,537	11,050,460

Non-current liabilities
Long-term liabilities
Long-term debt	5.12	36,272,832	45,585,892	9,015,804	13,882,448
Related parties		664	676	31,017,190	31,958,659
Provisions for contingencies	5.13	2,541,840	2,420,727	1,579,315	1,511,962
Deferred income tax and social contribution		9,010,261	3,449,256	—	—
Pension Plan		3,890,810	4,054,194	538,420	560,170
Provision for asset retirement obligations	5.14	1,431,999	1,374,165	643,628	626,589
Provisions for derivatives	5.20	1,362,727	1,415,710	68,452	67,546
Other		2,377,782	1,781,918	1,510,177	1,240,661

		56,888,915	60,082,538	44,372,986	49,848,035

Deferred income		46,746	1,848	—	—

Minority interest		4,920,318	4,736,816	—	—

Stockholders’ equity
Paid-up capital	5.15	28,000,000	19,492,401	28,000,000	19,492,401
Revenue reserves		22,034,004	24,699,763	22,034,004	24,699,763
Resources linked to the future mandatory conversion in shares	5.16	3,063,833	—	3,063,833	—

		53,097,837	44,192,164	53,097,837	44,192,164

		128,071,699	125,404,608	106,185,360	105,090,659

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2-	Statement of Income

Periods ended	In thousands of reais

		Consolidated					Parent Company
		Quarter			Accumulated		Accumulated
	Notes	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Operating revenues	9.1e2
Ore and metals		15,245,460	13,920,184	7,251,574	29,165,644	13,403,378	9,294,055	7,791,323
Transport services		952,034	807,377	895,968	1,759,411	1,599,612	952,478	902,429
Sales of aluminum-related products		1,492,048	1,432,302	1,544,296	2,924,350	2,596,848	91,651	20,889
Sales of steel products		333,445	331,625	381,832	665,070	730,741	—	—
Other products and services		174,044	137,422	56,995	311,466	81,210	59,606	38,215

		18,197,031	16,628,910	10,130,665	34,825,941	18,411,789	10,397,790	8,752,856
Value Added taxes		(388,422)	(379,547)	(350,794)	(767,969)	(666,646)	(556,423)	(479,643)

Net operating revenues		17,808,609	16,249,363	9,779,871	34,057,972	17,745,143	9,841,367	8,273,213

Cost of products and services	9.1e2
Ores and metals		(5,548,458)	(5,585,696)	(2,815,494)	(11,134,154)	(5,413,640)	(5,262,072)	(4,435,139)
Transport services		(576,223)	(512,073)	(426,850)	(1,088,296)	(879,814)	(368,108)	(342,789)
Aluminum-related products		(833,872)	(773,254)	(761,378)	(1,607,126)	(1,362,055)	(52,157)	(89,553)
Steel products		(300,981)	(310,695)	(308,211)	(611,676)	(587,117)	—	—
Other products and services		(149,942)	(65,109)	(38,789)	(215,051)	(52,806)	(19,800)	(15,403)

		(7,409,476)	(7,246,827)	(4,350,722)	(14,656,303)	(8,295,432)	(5,702,137)	(4,882,884)

Gross profit		10,399,133	9,002,536	5,429,149	19,401,669	9,449,711	4,139,230	3,390,329

Gross margin		58.4%	55.4%	55.5%	57.0%	53.3%	42.1%	41.0%

Operating expenses
Selling and Administrative	5.21	(566,962)	(601,864)	(511,794)	(1,168,826)	(947,587)	(444,183)	(414,099)
Research and development		(305,396)	(239,050)	(222,030)	(544,446)	(378,088)	(249,706)	(235,122)
Other operating expenses	5.21	(332,394)	(81,624)	(175,902)	(414,018)	(364,727)	39,379	(244,775)

		(1,204,752)	(922,538)	(909,726)	(2,127,290)	(1,690,402)	(654,510)	(893,996)

Operating profit before financial results and results of equity investments		9,194,381	8,079,998	4,519,423	17,274,379	7,759,309	3,484,720	2,496,333

Results of equity investments

Gain on investments accounted for by the equity method	5.9	18,535	34,626	75,422	53,161	152,196	12,101,854	4,950,619
Provision for losses		—	—	—	—	—	16,618	(58,095)
Exchange variation in stockholders ´equity and goodwill of companies abroad		(588,982)	(24,542)	(446)	(613,524)	(22,869)	(5,521,606)	(611,129)

		(570,447)	10,084	74,976	(560,363)	129,327	6,596,866	4,281,395

Amortization of goodwill	5.10	(364,511)	(262,654)	(132,256)	(627,165)	(170,197)	(622,740)	(170,197)

		(934,958)	(252,570)	(57,280)	(1,187,528)	(40,870)	5,974,126	4,111,198

Financial results, net	5.19	(47,014)	(208,342)	(466,405)	(255,356)	(725,459)	1,773,843	(33,925)

Non-operating income	5.21	1,260,766	—	736,866	1,260,766	756,192	1,256,941	19,326

Income before income tax and social contribution		9,473,175	7,619,086	4,732,604	17,092,261	7,749,172	12,489,630	6,592,932
Income tax and social contribution	5.8	(3,195,630)	(2,074,729)	(593,102)	(5,270,359)	(1,178,436)	(1,552,467)	(503,273)

Income before minority interests		6,277,545	5,544,357	4,139,502	11,821,902	6,570,736	10,937,163	6,089,659
Minority interests		(435,705)	(449,034)	(234,405)	(884,739)	(481,077)	—	—

Net income for the period		5,841,840	5,095,323	3,905,097	10,937,163	6,089,659	10,937,163	6,089,659

Number of shares outstanding at the end of the period (in thousands)		2,416,195	2,416,195	2,430,062	2,416,195	2,430,062	2,416,195	2,430,062

Net earnings per share outstanding at the end of the period (R$)		2.42	2.11	1.61	4.53	2.51	4.53	2.51

The additional information, notes and attachment I are an integral part of the quarterly information
(a) Includes 15,147,728 and 28,291,020 preferred and common shares, respectively, linked to issue of Notes, mandatory convertible (vide note 5.16).

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3-	Statement of Changes in Stockholders’ Equity

Balances in	In thousands of reais

		Retained earnings
								Proceeds
								related
								to invoice
								mandatorilly
	Paid-up	Expansion/	Treasury		Unrealized		Fiscal	convertible	Retained
	capital	Investments	stock	Depletion	income	Legal	incentives	in shares	earnings	Total
December 31, 2005	14,000,000	8,462,996	(131,300)	—	236,167	1,399,413	83,365	—	—	24,050,641

Capital Increase	5,492,401	—	—	—	—	—	—	—	—	5,492,401
Net income for the year	—	—	—	—	—	—	—	—	13,431,005	13,431,005
Realization of reserves	—	—	—	—	(113,667)	—	—	—	113,667	—
Treasury stock	—	—	(659,007)	—	—	—	—	—	—	(659,007)
Interim dividends	—	—	—	—	—	—	—	—	(29,185)	(29,185)
Stockholder’s remuneration proposed	—	—	—	—	—	—	—	—	(3,189,095)	(3,189,095)
Appropriation to revenue reserves	—	9,645,367	—	—	—	671,550	9,475	—	(10,326,392)	—

December 31, 2006	19,492,401	18,108,363	(790,307)	—	122,500	2,070,963	92,840	—	—	39,096,760
Treasury stock	—	—	81	—	—	—	—	—	—	81
Net income for the period	—	—	—	—	—	—	—	—	5,095,323	5,095,323

March 31, 2007	19,492,401	18,108,363	(790,226)	—	122,500	2,070,963	92,840	—	5,095,323	44,192,164
Treasury stock	—	—	—	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	—	—	—	5,841,840	5,841,840
Capitalization of reserves	8,507,599	(7,672,690)	—	—	—	(751,545)	(83,364)	—	—	—
Proceeds related to invoice mandatorilly convertible in shares	—	—	—	—	—	—	—	3,063,833	—	3,063,833

June 30, 2007	28,000,000	10,435,673	(790,226)	—	122,500	1,319,418	9,476	3,063,833	10,937,163	53,097,837

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in thousands in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4-	Statement of Cash Flows

Periods ended	In thousands of reais

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Cash flows from operating activities:
Net income for the period	5,841,840	5,095,323	3,905,097	10,937,163	6,089,659	10,937,163	6,089,659
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	934,958	252,570	57,280	1,187,528	40,870	(5,974,126)	(4,111,198)
Sale of assets	(1,260,766)	—	(736,866)	(1,260,766)	(756,192)	(1,256,941)	(19,326)
Depreciation, amortization and depletion	1,015,200	805,021	445,923	1,820,221	866,252	671,262	465,626
Deferred income tax and social contribution	(505,096)	(328,286)	95,560	(833,382)	19,010	(74,010)	(67,953)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(1,600,034)	228,093	64,191	(1,371,941)	(589,677)	(3,787,263)	(452,305)
Minority interest	435,705	449,034	234,405	884,739	481,077	—	—
Disposal of property, plant and equipment	435,063	81,218	60,059	516,281	78,712	420,463	33,464
Amortization of goodwill in the cost of products sold	—	51,416	94,090	51,416	186,077	51,366	183,974
Net losses (gains) on derivatives	(297,869)	(166,846)	107,435	(464,715)	265,116	(803,650)	25,707
Dividends/interest on stockholders’ equity received	45,469	—	93,786	45,469	95,113	1,596,961	826,113
Other	(167,457)	342,542	(24,506)	175,085	(2,488)	306,274	62,886

	4,877,013	6,810,085	4,396,454	11,687,098	6,773,529	2,087,499	3,036,647

Decrease (increase) in assets:
Accounts receivable	(617,857)	360,078	(895,971)	(257,779)	(403,515)	(105,113)	(205,264)
Inventories	(139,301)	(181,494)	89,591	(320,795)	(98,766)	(100,755)	(109,505)
Advances to energy suppliers	(66,581)	(66,942)	(66,786)	(133,523)	(134,348)	—	—
Other	318,355	(775,705)	210,128	(457,350)	(193,942)	354,922	163,256

	(505,384)	(664,063)	(663,038)	(1,169,447)	(830,571)	149,054	(151,513)

Increase (decrease) in liabilities:
Suppliers and contractors	1,449,432	(844,892)	242,012	604,540	(599,956)	(227,949)	(368,940)
Payroll and related charges and Other	193,620	(362,015)	109,629	(168,395)	(132,081)	(87,185)	(138,242)
Taxes and contributions	294,370	(68,022)	267,800	226,348	(61,616)	37,372	479
Other	1,067,176	(760,551)	(147,612)	306,625	(433,122)	708,348	(376,093)

	3,004,598	(2,035,480)	471,829	969,118	(1,226,775)	430,586	(882,796)

Net cash provided by operating activities	7,376,227	4,110,542	4,205,245	11,486,769	4,716,183	2,667,139	2,002,338

Cash flows from investing activities:
Loans and advances receivable	51,768	13,000	(180,756)	64,768	(154,985)	353,882	83,684
Guarantees and deposits	(65,772)	(73,143)	(28,305)	(138,915)	(80,069)	(115,573)	(59,413)
Additions to investments	(65,675)	(31,570)	—	(97,245)	(112,081)	(1,494,443)	(3,140,402)
Additions to property, plant and equipment	(3,381,047)	(2,439,298)	(2,434,198)	(5,820,345)	(4,133,333)	(1,763,210)	(2,926,093)
Proceeds from disposal of property, plant and equipment/investments	1,302,233	—	970,440	1,302,233	1,018,793	1,944,595	63,702
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash to subsidiary	(2,077,016)	(4,327,053)	—	(6,404,069)	—	—	—

Net cash used in investing activities	(4,235,509)	(6,858,064)	(1,672,819)	(11,093,573)	(3,461,675)	(1,074,749)	(5,978,522)

Cash flows from financing activities:
Short-term debt additions	3,614,521	1,301,038	4,033,271	4,915,559	5,646,259	1,926,762	3,079,366
Short-term debt repayments	(5,264,614)	(744,480)	(4,087,908)	(6,009,094)	(5,545,716)	(599,119)	(3,176,972)
Long-term debt	180,363	14,132,541	27,965	14,312,904	3,118,664	16,259,207	5,923,127
Issue of notes convertible, in share’s commom	2,481,454	—	—	2,481,454	—	—	—
Issue of notes convertible, in share’s preferred	1,119,448	—	—	1,119,448	—	—	—
Repayments:
Related parties	—	—	—	—	—	(47,529)	—
Financial institutions	(7,850,098)	(13,271,198)	(449,775)	(21,121,296)	(1,188,871)	(17,505,910)	(418,608)
Interest on stockholders’ equity payed to stockholders	(2,096,572)	(121,452)	(1,377,591)	(2,218,024)	(1,432,346)	(1,669,057)	(1,392,300)
Treasure stock	—	81	(53,797)	81	(53,797)	81	(53,797)

Net cash provided by (used in) financing activities	(7,815,498)	1,296,530	(1,907,835)	(6,518,968)	544,193	(1,635,565)	3,960,816

Increase (decrease) in cash and cash equivalents	(4,674,780)	(1,450,992)	624,591	(6,125,772)	1,798,701	(43,175)	(15,368)
Cash and cash equivalents, beginning of the period	8,326,983	9,777,975	3,877,362	9,777,975	2,703,252	203,090	131,467

Cash and cash equivalents, end of the period	3,652,203	8,326,983	4,501,953	3,652,203	4,501,953	159,915	116,099

Cash paid during the period for:
Short-term interest	(83,337)	(18,153)	(8,170)	(101,490)	(16,045)	(76,521)	(9,488)
Long-term interest	(788,129)	(444,827)	(164,077)	(1,232,956)	(383,220)	(1,375,910)	(194,715)
Income tax and social contribution	(2,981,336)	(890,400)	(101,492)	(3,871,736)	(533,428)	(963,739)	(386,892)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(187,307)	(78,223)	88,562	(265,530)	(131,606)	(215,878)	(139,156)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(13,560)	(253,720)
Compensated income tax and social contribution	(611,795)	(262,172)	(77,646)	(873,967)	(159,724)	(670,242)	(51,509)
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly information prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

5-	Notes to the Quarterly information at June 30, 2007 and 2006
Expressed in thousands of reais

5.1-	Operations
Companhia Vale do Rio Doce is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, steel, aluminum-related products and logistics.

5.2-	Presentation of Quarterly information
The quarterly information has been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission).
As part of the quarterly information, the Company presents as complemental information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization — LAJIDA (EBITDA)
Although the EBITDA, as defined before, does not provide valuation for operational cash flow for Brazilian accounting principles, it is often used by financial analysts on valuation of our business and Management uses this indicator to measure our operational performance.

5.3-	Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on 06/30/07 and 03/31/07 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies of the periods ended 03/30/07 and 03/31/07 and 06/30/06. The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I. Since December 31, 2006 there have been no changes in the consolidation practices followed by CVRD.

5.4-	Significant Accounting Policies
(a)	The financial statements that are being presented have been prepared following the principles, methods and criteria on a consistent basis in relation to those adopted in the closing of the year ended 31/12/2006; and

(b)	In preparing the condensed consolidated financial statements, the Company is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.

5.5-	Acquisitions and disposals
(a)	In June 2007, the company sold through a primary and secondary public offering 25,213,664 common shares, representing 57.84% of total capital, from Log-In Logística Intermodal S.A. for R$347,478 thousand and a gain on sale of R$300,924 and gain on capital of R$115,607. The Company now holds 36.37% of total capital and total capital of this entity, which is recognized as an equity investee.

(b)	In May 2007, the company sold in a public offering 13,802,499 Usiminas shares not subject to the shareholders’ agreement and received total proceeds of R$1,475,484 generating a gain of R$839,428. The company remained with 6,608,608 shares bound by the current shareholders agreement of Usiminas.

(c)	In May 2007, the company acquired 6.25% of EBM for R$466,781 under an agreement that grants us control of EBM during the next 30 years, including the right to dividends. In exchange, CVRD will pay a total of US$ 61 million (equivalent to R$116,444 in June 30, 2007) in 2007 and 29 annual portions of US$ 48 million (equivalent to R$92,640 in June 30, 2007).

(d)	On January 3, 2007, the company finalized the process of acquisition of Inco with the acquisition of the additional participation of 12.27% for R$4 billion. The total acquisition reached the amount of R$36 billion. The special meeting of shareholders of Inco, was approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canada), a wholly owned indirect subsidiary of CVRD. Pursuant to the amalgamation, Inco will become a wholly owned subsidiary of CVRD and change its name to “CVRD Inco Limited” (CVRD Inco).

To improve comparability presents, the consolidated statement of income if the acquisition had been made on the second semester of 2006.

Summarized Consolidated Statement of Income of CVRD and CVRD Inco (unaudited)

	Quarter			Accumulated
	2Q/06			06/30/06
	CVRD	CVRD INCO	Total	CVRD	CVRD INCO	Total
Net operating revenues	9,779,871	3,968,780	13,748,651	17,745,143	6,629,803	24,374,946
Cost of products and services	(4,350,722)	(2,380,393)	(6,731,115)	(8,295,432)	(4,166,860)	(12,462,292)

Gross profit	5,429,149	1,588,387	7,017,536	9,449,711	2,462,943	11,912,654
Operating expenses	(909,726)	(286,610)	(1,196,336)	(1,690,402)	(479,979)	(2,170,381)

Operating profit before financial results and results of equity investments	4,519,423	1,301,777	5,821,200	7,759,309	1,982,964	9,742,273

Results of equity investments	(57,280)	—	(57,280)	(40,870)	—	(40,870)
Financial results, net	(466,405)	(595,098)	(1,061,503)	(725,459)	(581,914)	(1,307,373)
Non-operating income	736,866	—	736,866	756,192	—	756,192

Income before income tax and social contribution	4,732,604	706,679	5,439,283	7,749,172	1,401,050	9,150,222
Income tax and social contribution	(593,102)	(220,974)	(814,076)	(1,178,436)	(458,291)	(1,636,727)

Income before minority interests	4,139,502	485,705	4,625,207	6,570,736	942,759	7,513,495
Minority interests	(234,405)	(52,509)	(286,914)	(481,077)	(92,061)	(573,138)

Net income for the period	3,905,097	433,196	4,338,293	6,089,659	850,698	6,940,357

(e)	In April 2007, Vale acquired 100% of AMCI Holdings Australia Pty — AMCI HÁ, a private company held in Australia, which operates and controls coal assets through joint ventures, for R$1,328,268.

(f)	In March 2007, Vale acquired the remaining 18% interest in Ferro Gusa held by Nucor do Brasil S.A. for R$40,584. As a result CVRD now owns 100% of Ferro Gusa’s shares

5.6-	Inventories

	Consolidated		Parent Company
	06/30/07	03/31/07	06/30/07	03/31/07
Finished products
Iron ore and pellets	892,339	844,938	536,376	461,304
Manganese and ferroalloys	215,315	214,340	—	—
Aluminum products	239,276	324,412	—	—
Copper	16,960	34,363	16,960	34,363
Nickel, co-products and sub products Inco	3,144,044	3,143,296	—	—
Steel products	81,369	89,704	—	—
Other	180,717	146,283	4,601	4,491

	4,770,020	4,797,336	557,937	500,158
Spare parts and maintenance supplies	2,042,272	2,040,688	719,221	728,071

	6,812,292	6,838,024	1,277,158	1,228,229

5.7-	Taxes to recover or offset

	Consolidated		Parent Company
	06/30/07	03/31/07	06/30/07	03/31/07
Income tax	216,049	162,027	5,529	13,447
Value-added tax — ICMS	623,179	630,702	476,786	473,729
PIS and COFINS	655,767	639,505	125,913	126,231
INSS	30,353	28,682	27,949	25,972
Others	86,838	213,228	29,262	110,288

Total	1,612,186	1,674,144	665,439	749,667

Current	1,047,236	1,037,704	445,463	526,713
Non-current	564,950	636,440	219,976	222,954

	1,612,186	1,674,144	665,439	749,667

5.8-	Income Tax and Social Contribution
The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Income before income tax and social contribution	9,473,175	7,619,086	4,732,604	17,092,261	7,749,172	12,489,630	6,592,932
Results of equity investment	934,958	252,570	57,280	1,187,528	40,870	(5,974,126)	(4,111,198)
Results on sale of assets to be not subject taxation	—	—	(736,866)	—	(756,192)	—	(19,326)

	10,408,133	7,871,656	4,053,018	18,279,789	7,033,850	6,515,504	2,462,408

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(3,538,765)	(2,676,363)	(1,378,026)	(6,215,128)	(2,391,509)	(2,215,271)	(837,219)
Adjustments to net income w hich modify the effect on the results for the period:

Income tax benefit from interest on stockholders’ equity	214,283	211,239	184,154	425,522	382,618	425,522	382,618

Fiscal incentives	73,138	106,869	97,977	180,007	167,405	83,931	4,780
Results of overseas companies taxed by aliquot less than the parent company	164,661	395,727	467,349	560,388	714,759	—	—
Reduced incentive aliquot	25,503	19,144	26,705	44,647	44,648	—	—
Other	(134,450)	(131,345)	8,739	(265,795)	(96,357)	153,351	(53,452)

Income tax and social contribution on the result of the period	(3,195,630)	(2,074,729)	(593,102)	(5,270,359)	(1,178,436)	(1,552,467)	(503,273)

The Company has certain tax incentives relative to the manganese operations in Carajás, bauxite in Oriximiná , potash operations in Rosario do Catete, alumina and aluminum operations in Barcarena and kaolin operations in Ipixuna and Mazagão. The incentives relative to manganese comprise partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels, which expire in 2009 and 2013, respectively, while the partial exemption incentives relative to aluminum and kaolin expire in 2013 and Bauxite in 2008. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
CVRD also has tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. The Company is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there is not any net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

5.9-	Investments — Consolidated

			Equity Results
	Investments		Quarter			Accumulated
	06/30/07	03/31/07	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	308,661	949,761	—	—	59,473	—	115,795
Log-In — Logistica Intermodal S/A	176,687	—	(4,339)	—	—	(4,339)	—
Shandong Yankuang International Company Ltd.	41,095	47,240	(3,783)	7	—	(3,776)	—
Henan Longyu Resources Co. Ltd.	257,461	247,369	27,661	19,904	9,931	47,565	24,308
ThyssenKrupp CSA — Cia Siderúrgica (b)	277,088	225,898	—	—	—	—	—
Quadrem International Holdings Ltd. (b)	8,984	9,563	—	—	—	—	—
Jubilee Mines N.L ( b )	96,973	101,962	—	—	—	—	—
Lion Ore Mining International Ltd ( b )	58,697	59,086	—	—	—	—	—
Mirabela Nickel Ltd ( b )	52,682	19,991	—	—	—	—	—
Skye Resources Inc ( b )	146,183	150,413	—	—	—	—	—
Heron Resources Inc ( b )	16,442	17,502	—	—	—	—	—
Other	124,334	113,581	(1,004)	14,715	6,018	13,711	12,093

	1,565,287	1,942,366	18,535	34,626	75,422	53,161	152,196

(a)	Investment accounted for the equity method until 2006, and at cost after it, this participation at market price on the balance sheet date is R$847,276; and

(b)	Investments at cost.

5.10-	Intangible — Consolidated

			Goodwill amortization
	Intangible		Quarter			Accumulated
Intangible by segment	06/30/07	03/31/07	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Minério de ferro e pelotas (c)
Goodwill incorporated companies	4,546,311	4,676,205	(129,894)	(129,894)	(129,894)	(259,788)	(165,475)
Goodwill of Minerações Brasileiras Reunidas — MBR	345,774	—	(2,906)	—	—	(2,906)	—
Goodwill of Sociedade de Mineração Estrela do Apolo	25,684	25,684	—	—	—	—	—
Other companies (b)	12,161	15,187	(2,613)	(1,812)	(2,362)	(4,425)	(4,722)

	4,929,930	4,717,076	(135,413)	(131,706)	(132,256)	(267,119)	(170,197)
Níquel
Goodwill of Inco Limited (c)	7,383,533	6,797,587	(229,098)	(130,948)	—	(360,046)	—
Other rights	415,096	—	—	—	—	—	—

	7,798,629	6,797,587	(229,098)	(130,948)	—	(360,046)	-

Total	12,728,559	11,514,663	(364,511)	(262,654)	(132,256)	(627,165)	(170,197)

(a)	Merged companies (Caemi and Ferteco) — amortization of goodwill of incorporated operating companies is recorded in the cost of products sold of the Parent Company;

(b)	Goodwill not recorded in the parent company; and

(c)	Goodwill based on future results expectative (stated period of amortization of 10 years).

5.11 —	Property, Plant and Equipment
By business area:

	Consolidated
	06/30/07			03/31/07
		Accumulated
	Cost	depreciation	Net	Net

Ferrous
In operation	27,414,862	(10,909,656)	16,505,206	16,737,928
Construction in progress	6,978,944	—	6,978,944	6,134,827

	34,393,806	(10,909,656)	23,484,150	22,872,755

Non-Ferrous
In operation	38,960,026	(2,571,603)	36,388,423	32,266,280
Construction in progress	12,650,074	—	12,650,074	11,265,288

	51,610,100	(2,571,603)	49,038,497	43,531,568

Logistics
In operation	7,041,503	(2,453,967)	4,587,536	4,268,130
Construction in progress	329,193	—	329,193	247,027

	7,370,696	(2,453,967)	4,916,729	4,515,157

Holdings
In operation	8,350,333	(3,225,271)	5,125,062	4,613,039
Construction in progress	2,593,236	—	2,593,236	2,813,368

	10,943,569	(3,225,271)	7,718,298	7,426,407

Corporate Center
In operation	1,412,072	(523,633)	888,439	825,688
Construction in progress	619,830	—	619,830	660,851

	2,031,902	(523,633)	1,508,269	1,486,539

Total	106,350,073	(19,684,130)	86,665,943	79,832,426

5.12 —	Loans and Financing
Current

	Consolidated		Parent Company
	06/30/07	03/31/07	06/30/07	03/31/07
Trade finance	388,908	2,335,576	—	2,085,499
Working capital	172,243	167,609	—	—

	561,151	2,503,185	—	2,085,499

Non-current

	Consolidated				Parent Company
	Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
	06/30/07	03/31/07	06/30/07	03/31/07	06/30/07	03/31/07	06/30/07	03/31/07
Foreign operations
Loans and financing in:
U.S. dollars	440,397	411,771	13,698,910	22,603,862	343,494	294,218	1,346,458	6,140,298
Other currencies	35,014	7,105	582,388	27,272	7,257	7,105	22,298	27,272
Notes in U.S. dollars	—	—	13,048,878	13,890,261	—	—	—	—
Export securitization	134,453	159,800	446,772	502,637	—	—	—	—
Perpetual notes	—	—	165,669	175,328	—	—	—	—
Accrued charges	587,532	419,431	—	—	38,660	18,407	—	—

	1,197,396	998,107	27,942,617	37,199,360	389,411	319,730	1,368,756	6,167,570

Local operations
Indexed by TJLP, TR, IGP-M and CDI	166,364	157,511	2,283,238	2,287,517	34,011	39,362	2,134,553	2,142,883
Basket of currencies	3,053	3,250	12,562	14,185	2,896	3,084	12,484	14,059
Loans in U.S. dollars	82,124	200,223	154,263	154,370	—	—	—	—
Non-convertible debentures	—	—	5,880,152	5,930,460	—	—	5,500,011	5,557,936
Accrued charges	132,434	292,180	—	—	90,925	249,803	—	—

	383,975	653,164	8,330,215	8,386,532	127,832	292,249	7,647,048	7,714,878

	1,581,371	1,651,271	36,272,832	45,585,892	517,243	611,979	9,015,804	13,882,448

(a)	Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, being US$1.00 = R$1.9262 on June 30, 2007 (R$2.0504 on March 31, 2007).

(b)	At June 30, 2007, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government of R$24,607 to which we gave counter-guarantees;

•	Securitization program of R$571,246;

•	Other assets R$789,917.
(c)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically maturing as follows, as of June 30, 2007:

	Consolidated		Parent Company
2008	1,411,397	4%	1,192,865	13%
2009	965,440	3%	351,574	4%
2010	4,703,055	13%	1,844,015	20%
2011	6,438,835	17%	264,143	4%
2012 onward	22,208,295	61%	5,363,207	59%
No due date (perpetual notes and debentures)	545,810	2%	—	—

	36,272,832	100%	9,015,804	100%

(d)	In October 2006, the Company took a US$14.6 billion bridge loan, whose original term was 2-years, used to finance the Inco acquisition. Still in December 2006, the Company concluded three transactions with total estimated value of US$12.3 billion, completing a significant part of the take out of the initial bridge loan, as follows:

In one of these transactions, in November, 2006, the Company issued a US$3.75 billion 10-year and 30-year notes. One of US$1.25 billion notes due in January 2017 bears a coupon rate of 6.25% per year, payable semi-annually and other of US$2.50 billion notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually.

The second transaction involved the issue on December 20, 2006 of non-convertible debentures in the amount of R$5.5 billion, in two series. The first series, due on November 20, 2010, R$1.5 billion, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI interest rate, payable semi-annually while the second series, due on November 20, 2013, R$4.0 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded at a secondary market, through the Sistema Nacional de Debentures (SND).

The third transaction, closed in December, 2006, was a pre-export finance transaction of US$6.0 billion, defining the final allocation among the members of a bank syndicate. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

In the subsequent period, in April, 27 2007 the Company liquidated in advance, the remaning balance of US$2.25 billion of the bridge loan through cash and cash equivalents and export contracts.

5.13 —	Contingent Liabilities
At the Quarterly information dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, were as follows:

	Consolidated		Parent Company
	06/30/07	03/31/07	06/30/07	03/31/07
a) Tax contingencies	2,293,250	2,265,957	1,451,206	1,425,052
(-) Judicial deposits	(1,026,835)	(1,101,792)	(770,650)	(756,050)

	1,266,415	1,164,165	680,556	669,002

b) Civil contingencies	608,110	584,863	409,553	389,292
(-) Judicial deposits	(225,867)	(223,476)	(211,292)	(209,067)

	382,243	361,387	198,261	180,225

c) Labor contingencies	845,083	843,669	681,881	644,881
d) Environmental contingencies	48,099	51,506	18,617	17,854

Total accrued liabilities	2,541,840	2,420,727	1,579,315	1,511,962

	06/30/07	06/30/07
Balance in the beginning of the period	2,420,727	1,511,962
Provisions net from reversals	40,757	58,635
Payment	(24,757)	(21,478)
Monetary update	32,548	47,021
Increase (decrease) of judicial deposits	72,565	(16,825)

Balance at the end of period	2,541,840	1,579,315

The Company and its subsidiaries are party to labor, civil, tax and other suits and has been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily by management based on the opinions of the legal department and outside counsel.
a)	Tax Contingencies:
The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rate regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are regarding local tax collecting dispute;

•	Tax for Social Security Financing (COFINS) — The major contingencies refer to the increase of rate form 2% to 3% between 1999 and 2000 of merged companies;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment importation of merged companies;

•	Additional Compensation to harbour workers (AITP) — Figures regarding the collection of compensation to public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution — Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the over the limit of 30% of taxable earnings and monetary variation of asset from merged companies; and

•	Others — Regarding dispute of tax credit compensations and base of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.
b)	Civil Contingencies:
The civil actions principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.
c)	Labor Contingencies:
Labor and social security-related actions principally comprise claims for (i) payment of time spent traveling from their residences to the work-place, (ii) additional health and safety related payments and (iii) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

In addition to the contingencies for which we have made provisions we have possible losses totaling R$3,318,315 (R$2,236,341 parent company) based on the advice of our legal counsel, no provision is maintained.

(b)	Guarantees given to jointly controlled companies are as follows:

	Amount of guarantee		Denominated			Counter
Affiliate	06/30/07	03/31/07	currency	Purpose	Final maturity	guarantees

SAMARCO	3,553	5,770	US$	Debt guarantee IFC	2008	None
(c)	The company provides a guarantee covering certain termination payments to the supplier under an electricity supply agreement entered in October 2004 for Goro nickel-cobalt development project in New Caledonia. The amount of the termination payments guaranteed depends upon a number of factors. If Goro defaults under the contract, the termination payment will reach up to an amount of 135 million of euros. Once the supply of electricity under the contract to the project begins the guaranteed amounts will decrease over the life of the contract.

Additionally, in connection with a special tax-advantage lease financing related with this project the Company provides certain guarantees pursuant to which the Company guarantee in certain events of default, payments up to a maximum amount of US$100 million.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	Upon privatization of the Company in 1997, issued a non-convertible debentures (Debentures) to the stockholders of record, including the federal government. The maturity dates of these Debentures were established to guarantee that pre-privatization stockholders, including the federal government, would share with any future benefits from the Company mineral resources.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

In April 2007, we made available payment related to debentures in the amount of R$12,037.

5.14 —	Provision for asset retirement obligations
On June 30, 2007, the consolidated provision for asset retirement obligations amounted to R$1,431,999 (R$643,628 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$64,208 (R$54,197 in the parent company) classified in “Other” in current liabilities.

5.15 —	Paid-up Capital
On July 26, 2007 our Board of Directors approved a forward-stock split proposal which involves the exchange of each share, common or preferred class A, by two post-split shares. The split also involves the maintenance of the current American Depositary Receipt ratio at 1/1. The split has to be approved by an Extraordinary General Shareholders Meeting to be called soon.
At the Extraordinary Shareholders’ Meeting held on April 27, 2007 the Capital Stock was increased to R$28 billion, corresponding to 2,459,657,058 shares, being R$17,074,400 million divided into 1,499,898,858 common shares and R$10,925,600, divided into 959,758,200 preferred Class “A”, including six (6) special Class shares, all without par value. The Capital increase is due through the expansion/investment reserve in amount of R$7,672,690, capitalization in part of the Legal reserve in the amount of R$751,545, and capitalization of the fiscal incentives reserve in the amount of R$83,364 without new stock issue.

On May 22, 2006 the Company split the capital stock approved at the Extraordinary Shareholders’ Meeting held on April 27, 2006. Each existing share, both common and preferred, became two shares. After the split the capital of the Company in the amount of R$19,5 billion, corresponds to 2,459,657,058 shares, being 1,499,898,858 common shares and 959,758,200 preferred Class “A”, including six special class shares without par value (Golden share). The share/ADR proportion was maintained at 1/1, therefore, each common and preferred share will continue to be represented by one ADR.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
The members of the Board of Directors and Executive Board together own 62,463 common shares and 301,684 preferred shares.

5.16 —	Notes Mandatory Convertible
In June 2007, the Company issued R$3,600,902 through mandatory convertible notes with expiration in 2010. The notes, paid coupon of 5,50% a.a quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS’s holders. This notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part the part of the company or from the part of the holders, to liquidate, totally or part this operation with financial resources, being the conversion mandatory.
The notes of R$2,481,454 are represented by a maximum of 28,291,020 common shares and the notes of R$1,119,448 by a maximum of 15,147,728 preferred shares. All the shares currently in treasure stock.
In alignment with the international pratices and after concluded analysis, it was concluded that the Mandatory convertible notes are similar as equity notes and recognized as a especific part of the equity, net of financial changes.

5.17 —	Treasury Stock
On June 19, 2007 CVRD finalized the issuance of convertible notes in treasury stock , as described in notes 5.16.
On June 21, 2007 The Board of Directors approved, under the terms of Subparagraph XXXII of Article 14 of the Bylaws and based on Article 30 of Law 6404/76 and CVM Instructions 10 of February 14, 1980 and 268 of November 13, 1997, a buy-back program of its preferred shares, during a maximum term of 180 days, involving the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its outstanding preferred shares on May 31, 2006.
Until December 21, 2006, due date of buy-back program 15,149,600 preferred shares have been acquired.
On June 30, 2007, the Company had 28,291,020 common shares and 15,170,644 preferred shares, which are held in treasury in the amount of R$790,226.

Shares
Class	Quantity		Unit acquisition cost			erage quoted market price
	06/30/07	03/31/07	Average	Low	High	06/30/07	03/31/07
Preferred	15,170,644	15,170,644	43.45	41.13	45.15	66.04	59.97
Common	28,291,020	28,291,020	4.63	3.34	8.68	78.30	70.57

	43,461,664	43,461,664

5.18 —	Distribution to Stockholder’s
On April 30, 2007, CVRD paid R$1,669,058 to stockholders, being in the form of interest on stockholders’ equity a amount of R$621,650 and R$1,047,408 in form of dividends.

5.19 —	Financial Result
Consolidated

	Quarter
	2Q/07			1Q/07			2Q/06
		Monetary			Monetary			Monetary
		and			and			and
		exchange			exchange			exchange
		rate			rate			rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(437,176)	300,876	(136,300)	(512,462)	435,973	(76,489)	(123,118)	76,420	(46,698)
Local debt	(292,132)	272,831	(19,301)	(265,932)	106,603	(159,329)	(41,444)	(100,574)	(142,018)
Related parties	809	(26)	783	(3,676)	(69)	(3,745)	(1,911)	(7)	(1,918)

	(728,499)	573,681	(154,818)	(782,070)	542,507	(239,563)	(166,473)	(24,161)	(190,634)

Labor, tax and civil contingencies	(49,166)	(4,869)	(54,035)	(32,155)	(9,082)	(41,237)	(56,236)	(7,771)	(64,007)
Derivatives, net of gain/losses (interest and currencies)	558,366	(14,902)	543,464	341,484	(5,635)	335,849	3,244	27	3,271
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and	(314,476)	42,035	(272,441)	(174,638)	57,590	(117,048)	(110,679)	1,634	(109,045)
CPMF	(67,622)	—	(67,622)	(113,858)	—	(113,858)	(42,486)	—	(42,486)
Other	(418,722)	(997,025)	(1,415,747)	(643,060)	104,587	(538,473)	(184,189)	(49,334)	(233,523)

	(1,020,119)	(401,080)	(1,421,199)	(1,404,297)	689,967	(714,330)	(556,819)	(79,605)	(636,424)

		Monetary			Monetary			Monetary
		and			and			and
		exchange			exchange			exchange
		rate			rate			rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	6,001	1	6,002	(3,294)	5,610	2,316	5,050	(1,443)	3,607
Marketable securities	70,824	56	70,880	55,245	23	55,268	55,001	(9,289)	45,712
Other	103,696	1,193,607	1,297,303	238,604	209,800	448,404	44,713	75,987	120,700

	180,521	1,193,664	1,374,185	290,555	215,433	505,988	104,764	65,255	170,019

Financial income (expenses), net	(839,598)	792,584	(47,014)	(1,113,742)	905,400	(208,342)	(452,055)	(14,350)	(466,405)

	Accumulated
	06/30/07			06/30/06
		Monetary			Monetary
		and			and
		exchange			exchange
		rate			rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(949,638)	736,849	(212,789)	(239,079)	318,679	79,600
Local debt	(558,064)	379,434	(178,630)	(78,577)	54,596	(23,981)
Related parties	(2,867)	(95)	(2,962)	(4,575)	(132)	(4,707)

	(1,510,569)	1,116,188	(394,381)	(322,231)	373,143	50,912
Labor, tax and civil contingencies	(81,321)	(13,951)	(95,272)	(113,146)	(21,516)	(134,662)
Derivatives, net of gain/losses (interest and currencies)	899,850	(20,537)	879,313	4,833	459	5,292
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and	(489,114)	99,625	(389,489)	(269,949)	51,860	(218,089)
CPMF	(181,480)	—	(181,480)	(90,942)	—	(90,942)
Other	(1,061,782)	(892,439)	(1,954,221)	(292,455)	(205,028)	(497,483)

	(2,424,416)	288,886	(2,135,530)	(1,083,890)	198,918	(884,972)

		Monetary			Monetary
		and			and
		exchange			exchange
		rate			rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	2,707	5,611	8,318	5,841	(1,439)	4,402
Marketable securities	126,069	79	126,148	124,027	(61,818)	62,209
Other	342,300	1,403,408	1,745,708	83,003	9,899	92,902

	471,076	1,409,098	1,880,174	212,871	(53,358)	159,513

Financial income (expenses), net	(1,953,340)	1,697,984	(255,356)	(871,019)	145,560	(725,459)

Parent company

	Accumulated
	06/30/07			06/30/06
		Monetary			Monetary
		and			and
		exchange			exchange
		rate			rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(225,476)	496,915	271,439	(52,927)	(47,560)	(100,487)
Local debt	(495,095)	282,741	(212,354)	(13,475)	(73,947)	(87,422)
Related parties	(1,031,613)	3,258,615	2,227,002	(167,961)	511,318	343,357

	(1,752,184)	4,038,271	2,286,087	(234,363)	389,811	155,448
Labor, tax and civil contingencies	(74,336)	(11,512)	(85,848)	(110,042)	(19,612)	(129,654)
Derivatives, net of gain/losses (interest and currencies)	865,376	(16,748)	848,628	2,642	(134)	2,508
Derivatives, net of gain/losses (gold)	(61,914)	5,505	(56,409)	(28,349)	4,116	(24,233)
CPMF	(141,597)	—	(141,597)	(57,292)	—	(57,292)
Other	(970,751)	(35,685)	(1,006,436)	(167,915)	172,406	4,491

	(2,135,406)	3,979,831	1,844,425	(595,319)	546,587	(48,732)

		Monetary			Monetary
		and			and
		exchange			exchange
		rate			rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	13,630	(440,267)	(426,637)	37,419	(118,016)	(80,597)
Marketable securities	33,457	79	33,536	21,956	45	22,001
Other	2,269	320,250	322,519	13,778	59,625	73,403

	49,356	(119,938)	(70,582)	73,153	(58,346)	14,807

Financial income (expenses), net	(2,086,050)	3,859,893	1,773,843	(522,166)	488,241	(33,925)

5.20-	Financial Instruments — Derivatives
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which the Company is exposed and all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk, not being used speculative purposes.
The Company monitors and evaluates the derivative positions on a regular basis and adjust its strategy in response to market conditions. Periodically the credit limits and credit worthiness of our counter-parties in these transactions are reviewed. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (not reviewed by independent auditors):

	Consolidated
	2Q/07
	Interest			Products by
	rates	Currencies	Gold	aluminum	Copper	Nickel	Platinum	Total
	(libor)			area
Gains / (losses) unrealized on 03/31/07	5,084	317,142	(94,434)	(599,042)	(626,464)	(41,951)	(53,819)	(1,093,484)
Financial settlement	4,646	(170,580)	7,561	75,981	133,628	47,148	7,251	105,635
Financial expenses, net	6,183	552,183	10,501	(81,378)	(233,258)	46,645	(3,007)	297,869
Monetary variations, net	(366)	(14,536)	5,570	41,134	43,800	2,265	3,249	81,116

Gains / (losses) unrealized on 06/30/07	15,547	684,209	(70,802)	(563,305)	(682,294)	54,107	(46,326)	(608,864)

	1Q/07
	Interest			Products by
	rates	Currencies	Gold	aluminum	Copper	Nickel	Platinum	Total
	(libor)			area
Gains / (losses) unrealized on 12/31/06	13,188	(33,350)	(115,138)	(679,454)	(638,410)	34,593	(41,922)	(1,460,493)
Financial settlement	(6,588)	13,127	26,236	61,416	80,140	(26,123)	—	148,208
Financial expenses, net	(1,112)	342,596	(9,972)	(9,079)	(91,312)	(50,406)	(13,869)	166,846
Monetary variations, net	(404)	(5,231)	4,440	28,075	23,118	(15)	1,972	51,955

Gains / (losses) unrealized on 03/31/07	5,084	317,142	(94,434)	(599,042)	(626,464)	(41,951)	(53,819)	(1,093,484)

	2Q/06
	Interest			Products by
	rates	Currencies	Gold	aluminum	Copper	Nickel	Platinum	Total
	(libor)			area
Gains / (losses) unrealized on 03/31/06	(6,361)	2,325	(126,624)	(511,982)	—	—	—	(642,642)
Financial settlement	2,692	—	8,253	61,861	—	—	—	72,806
Financial expenses, net	1,358	1,886	(11,688)	(98,991)	—	—	—	(107,435)
Monetary variations, net	10	17	(1,235)	2,869	—	—	—	1,661

Gains / (losses) unrealized on 06/30/06	(2,301)	4,228	(131,294)	(546,243)	—	—	—	(675,610)

	Consolidated
	06/30/07
	Interest			Products by
	rates	Currencies	Gold	aluminum	Copper	Nickel	Platinum	Total
	(libor)			area
Gains / (losses) unrealized on 12/31/06	13,188	(33,350)	(115,138)	(679,454)	(638,410)	34,593	(41,922)	(1,460,493)
Financial settlement	(1,942)	(157,453)	33,797	137,397	213,768	21,025	7,251	253,843
Financial expenses, net	5,071	894,779	529	(90,457)	(324,570)	(3,761)	(16,876)	464,715
Monetary variations, net	(770)	(19,767)	10,010	69,209	66,918	2,250	5,221	133,071

Gains / (losses) unrealized on 06/30/07	15,547	684,209	(70,802)	(563,305)	(682,294)	54,107	(46,326)	(608,864)

	06/30/06
	Interest			Products by
	rates	Currencies	Gold	aluminum	Copper	Nickel	Platinum	Total
	(libor)			area
Gains / (losses) unrealized on 12/31/05	(8,769)	1,725	(107,561)	(493,542)	—	—	—	(608,147)
Financial settlement	3,679	—	16,817	124,838	—	—	—	145,334
Financial expenses, net	2,196	2,637	(48,026)	(221,923)	—	—	—	(265,116)
Monetary variations, net	593	(134)	7,476	44,384	—	—	—	52,319

Gains / (losses) unrealized on 06/30/06	(2,301)	4,228	(131,294)	(546,243)	—	—	—	(675,610)

	Parent Company
	06/30/07
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/06	—	5,064	(68,941)	46,227	(17,650)
Financial settlement	—	(215,026)	13,105	(3,383)	(205,304)
Financial expenses, net	—	864,616	(1,458)	(59,508)	803,650
Monetary variations, net	—	(16,746)	7,066	(1,560)	(11,240)

Gains / (losses) unrealized on 06/30/07	—	637,908	(50,228)	(18,224)	569,456

	06/30/06
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/05	(5)	1,725	(63,408)	—	(61,688)
Financial settlement	—	—	10,074	—	10,074
Financial expenses, net	5	2,637	(28,349)	—	(25,707)
Monetary variations, net	—	(134)	4,116	—	3,982

Gains / (losses) unrealized on 06/30/06	—	4,228	(77,567)	—	(73,339)

Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	December 2011
Currencies	December 2011
Aluminum products	December 2008
Copper concentrate	December 2008
Nickel	April 2009
Platinum	December 2008

5.21-	Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Administrative	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Personnel	163,783	206,128	142,299	369,911	279,584	144,684	146,844
Services of technical consulting	44,161	69,008	33,179	101,867	71,615	49,308	40,937
Advertising and publicity	40,592	31,827	54,536	72,419	81,296	66,600	79,656
Depreciation	71,986	69,101	53,240	141,087	105,298	103,286	77,644
Travel expenses	9,201	9,408	13,509	18,609	24,214	11,504	20,575
Rents and taxes	37,913	41,870	15,001	79,783	25,052	13,622	11,852
Community aborigine	2,653	5,826	4,120	8,479	8,183	8,479	8,182
Other	94,818	112,136	64,750	218,256	116,299	35,971	25,221
Sales	101,855	56,560	131,160	158,415	236,046	10,729	3,188

Total	566,962	601,864	511,794	1,168,826	947,587	444,183	414,099

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Other operating expenses (income), net	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Provisions for contingencies	101,455	19,919	44,334	121,374	75,354	57,186	10,795
Provision for loss on ICMS credits	3,573	12,949	13,935	16,522	28,793	(22,249)	—
Provision for profit sharing	85,079	223,475	78,441	308,554	140,890	199,392	108,000
Fundação Vale do Rio Doce — FVRD	14,271	12,047	2,573	26,318	5,871	14,268	5,290
Recoverable taxes — PIS na COFINS	—	(317,221)	—	(317,221)	—	(317,221)	—
Other	128,016	130,455	36,619	258,471	113,819	108,003	120,690

Total	332,394	81,624	175,902	414,018	364,727	39,379	244,775

	Consolidated					Parent Company
	Quarter			Accumulated		Accumulated
Non operating results	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	06/30/07	06/30/06
Gain on sale of assets
Usiminas	839,428	—	—	839,428	—	839,428	—
Gulf Investment Co. — GIIC	—	—	736,866	—	736,866	—	—
Log-In	416,531	—	—	416,531	—	416,531	—
Nova Era Silicon — NES	—	—	—	—	19,326	—	19,326
Others	4,807	—	—	4,807	—	982	—

Total	1,260,766	—	736,866	1,260,766	756,192	1,256,941	19,326

6-	Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended June 30, 2007													In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current assets			Non-current assets
					Investments,
					property plant		Long-term,
					and		deferred			Cost of
					equipment		income and	Adjusted		products	Operating	Non-	Income tax	Adjusted
					and deferred		minority	stockholders’	Net	and	income	operating	and Social	net income
	Total	Voting	Current	Long-term	charges	Current	interest	equity	revenues	services	(expenses)	result	contribution	(loss)
Subsidiaries (a)
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	494,910	1,497,386	1,062,862	411,772	981,827	1,661,559	1,355,493	(883,440)	(37,712)	(5,152)	(164,800)	264,389
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	805,702	80,182	4,438,474	399,418	1,158,537	3,766,403	1,340,013	(813,609)	(26,220)	(38)	(62,007)	438,139
Brasilux S.A.	100.00	100.00	3,904	30,567	—	12,776	—	21,695	—	—	(952)	—	—	(952)
Companhia Paulista de Ferro Ligas	100.00	100.00	69,166	172,386	1,627	138,677	98,338	6,164	—	—	4,937	(104)	(3,007)	1,826
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	293,362	6,062	168,915	164,117	32	304,190	181,348	(55,748)	1,833	—	(43,234)	84,199
CVRD Inco	100.00	100.00	9,212,851	396,012	50,531,623	5,328,241	43,017,073	11,795,172	13,875,814	(5,289,622)	(3,495,271)	(486,583)	(2,737,007)	1,867,331
CVRD International S.A.	100.00	100.00	6,554,321	56,206,793	45,790,968	4,876,704	52,082,409	51,592,969	9,474,370	(7,078,622)	5,402,281	508	(177,080)	7,621,457
CVRD Overseas Ltd.	100.00	100.00	546,246	446,772	879,549	1,330,966	38,659	502,942	1,379,077	(988,701)	(73,538)	—	—	316,838
Docepar S.A.	100.00	100.00	2,204	307,499	149	29,521	263,274	17,057	—	—	(12,473)	—	(43)	(12,516)
Ferro Gusa Carajás S.A.	100.00	100.00	105,740	1,387	338,975	52,600	1,145	392,357	83,255	(75,962)	39,226	—	—	46,519
Ferrovia Centro — Atlântica S.A.	100.00	100.00	349,835	115,198	1,494,442	160,409	1,927,793	(128,727)	370,168	(320,484)	(17,102)	—	(9,816)	22,766
Florestas Rio Doce S.A.	99.90	100.00	16,645	27,796	3,695	14,869	9,069	24,198	—	—	668	—	(227)	441
Log-In Intermodal S/A.	36.37	36.37	562,068	7,946	93,432	124,633	53,651	485,162	159,350	(105,727)	(35,649)	3,358	(13,833)	7,499
Mineração Tacumã Ltda.	100.00	100.00	133	—	1,661,114	17,005	1,788,341	(144,099)	—	—	22,360	—	—	22,360
Minerações Brasileiras Reunidas S.A. — MBR	92.99	92.99	1,211,676	92,796	4,374,717	635,673	977,363	4,066,153	1,966,762	(1,025,025)	389,332	904	(286,493)	1,045,480
Rio Doce Manganês S.A.	100.00	100.00	461,721	95,624	357,940	248,472	268,848	397,965	293,439	(241,358)	(56,069)	(11,645)	(519)	(16,152)
Rio Doce Manganèse Europe — RDME	100.00	100.00	202,400	180	55,640	69,268	1,932	187,020	196,120	(164,184)	(42,858)	120	(3,200)	(14,002)
Rio Doce Manganése Norway AS	100.00	100.00	99,258	11,824	57,903	84,443	41,702	42,840	84,695	(58,763)	(19,261)	—	(5,563)	1,108
Salobo Metais S.A.	100.00	100.00	2,541	—	911,638	1,755	614,359	298,065	—	—	—	—	—	—
Urucum Mineração S.A.	100.00	100.00	77,753	32,043	61,369	23,623	118,238	29,304	45,755	(35,187)	(22,513)	(6,085)	317	(17,713)
Vale Overseas Ltd.	100.00	100.00	250,196	11,073,050	—	250,196	11,073,050	—	—	—	—	—	—	—
Valesul Alumínio S.A.	100.00	100.00	202,145	79,043	517,153	103,727	32,157	662,457	286,219	(208,628)	(17,861)	2,756	(11,733)	50,753

Jointly-controlled companies (a)
California Steel Industries, Inc.	50.00	50.00	793,747	22,226	468,050	344,406	288,929	650,688	1,330,141	(1,258,166)	(110,296)	—	(14,025)	(52,346)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	185,145	30,805	251,699	245,570	87,338	134,741	360,827	(299,600)	2,843	—	(24,775)	39,295
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	184,416	47,317	104,900	134,290	52,678	149,665	380,862	(283,208)	(38,560)	—	(21,296)	37,798
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	195,969	59,526	109,832	182,582	64,905	117,840	337,992	(294,354)	3,038	—	(17,456)	29,220
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	255,299	66,985	252,204	324,520	62,554	187,414	556,486	(486,862)	(35,024)	—	(14,287)	20,313
Minas da Serra Geral S.A. — MSG	50.00	50.00	19,215	26,495	76,187	2,164	19,889	99,844	12,588	(5,039)	(437)	18	(1,688)	5,442
Mineração Rio do Norte S.A.	40.00	40.00	143,706	537,595	926,404	554,769	227,077	825,859	534,666	(275,081)	5,536	(1,250)	(22,898)	240,973
MRS Logística S.A.	41.50	37.86	686,992	294,871	1,654,825	718,781	744,833	1,173,074	1,017,350	(544,498)	(73,585)	(5,524)	(133,879)	259,864
Samarco Mineração S.A.	50.00	50.00	772,526	290,600	2,691,912	904,016	1,832,910	1,018,112	1,224,691	(502,934)	(80,081)	(25)	(132,014)	509,637
Baovale Mineração S. A.	50.00	100.00	85,047	26	52,587	49,702	—	87,958	(572)	(2,130)	15,348	—	(1,695)	10,951

(a)	The amounts above represent the total presented in the quarterly informations of this companies on June 30, 2007, adjusted and unaudited.

Additional information of the main investee companies are available on the CVRD website www.cvrd.com.br, investor relations.

7-	Report of the Independent Accountants
Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22°, 25° e 26° andares
20030-905 - Rio de Janeiro - RJ
Brasil
Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
REPORT OF THE INDEPENDENT AUDITORS ON SPECIAL REVIEW
To the Shareholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	We have carried out a special review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce (“Company”), holding company and consolidated, in respect of the quarter and semester ended June 30, 2007, prepared in accordance with the accounting practices followed in Brazil and under the responsibility of the Company’s management, comprising the balance sheets, the statements of income and changes in shareholders’ equity and the comments on the Company’s performance.

2.	Except as mentioned in paragraph 3, our special review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council, and consisted mainly of: (a) inquiries and discussion with the officers responsible for the Company’s and its investees’ accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company’s and its investees’ financial positions and operations.

3.	The financial statements for the quarter and semester ended June 30, 2007, of certain subsidiaries, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover: R$22,225,990 thousand of these investments of the holding Company on June 30, 2007, and R$921,979 thousand and R$2,922,221 thousand of the income generated for the quarter and semester then ended, respectively; total assets of R$36,595,750 thousand equivalent to 29% of the Company’s consolidated total assets on that date, net income in the amounts of R$6,922,023 thousand and R$13,313,414 thousand equivalent to 39% and 39% of the Company’s consolidated sales and services net income for the quarter and semester then ended, respectively.

4.	Based on our special review, except for the effects of the adjustments, if any, which might have been required if the financial statements of the subsidiaries, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent auditors, we are not aware of any relevant adjustment which should be made to the Quarterly Financial Information (ITR), referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM) specifically applicable to the preparation of the obligatory Quarterly Financial Information (ITR).

Companhia Vale do Rio Doce	2
5.	Our special review was conducted for the purpose of issuing our report on the Quarterly Financial Information (ITR) referred to in paragraph 1, taken as a whole. The statement of cash flows, holding company and consolidated, are presented as additional information, and are not a required part of the Quarterly Financial Information. Such statements have been subjected to the review procedures described in paragraph 2 and we are not aware of any material adjustment that should be made to such statements for them to be adequately presented in relation to the Quarterly Financial Information.

6.	We have previously reviewed the balance sheets, holding company and consolidated, as of March 31, 2007 and the income statements for the quarter and semester ended June 30, 2006 presented for comparative purposes, over which we issued special reviews reports dated May 3, 2007 and August 2, 2006, respectively, including a qualification regarding the financial statements of certain subsidiaries, jointly-owned and associated companies, which have not been reviewed by independent auditors.
Rio de Janeiro, July 31, 2007

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant

B-	Additional Information

8-	Cash generation (Not reviewed by independent auditors)
The operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion more dividends received) was R$19,191,485 on June 30, 2007, against R$8,906,751 on June 30, 2006, an increase of 115%.
EBITDA is not a BR GAAP measure and does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	Quarter			Accumulated
	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Operating profit — EBIT	9,194,381	8,079,998	4,519,423	17,274,379	7,759,309
Depreciation / amortization of goodwill	1,015,200	856,437	540,013	1,871,637	1,052,329

	10,209,581	8,936,435	5,059,436	19,146,016	8,811,638
Dividends received	45,469	—	93,786	45,469	95,113

EBITDA (LAJIDA)	10,255,050	8,936,435	5,153,222	19,191,485	8,906,751

Depreciation / amortization of goodwill	(1,015,200)	(856,437)	(540,013)	(1,871,637)	(1,052,329)
Dividends received	(45,469)	—	(93,786)	(45,469)	(95,113)
Equity Results	(934,958)	(252,570)	(57,280)	(1,187,528)	(40,870)
Resultado não operacional	1,260,766	—	736,866	1,260,766	756,192
Financial results, net	(47,014)	(208,342)	(466,405)	(255,356)	(725,459)
Income tax and social contribution	(3,195,630)	(2,074,729)	(593,102)	(5,270,359)	(1,178,436)
Minority interests	(435,705)	(449,034)	(234,405)	(884,739)	(481,077)

Net income	5,841,840	5,095,323	3,905,097	10,937,163	6,089,659

Consolidated EBITDA by segment

	EBITDA
	Quarter			Accumulated
Segments	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06

Ferrous minerals	4,086,223	3,906,759	3,656,493	7,992,982	6,595,519
Non-ferrous minerals	5,187,757	4,076,544	339,293	9,264,301	456,182
Logistics	425,577	355,164	333,346	780,741	568,110
Holdings
Aluminum	598,091	656,982	771,774	1,255,073	1,208,036
Steel	70,448	10,593	135,247	81,041	201,898
Others	(113,046)	(69,607)	(82,931)	(182,653)	(122,994)

	10,255,050	8,936,435	5,153,222	19,191,485	8,906,751

9-	Management’s Discussion and Analysis of the Operating Results for the Period Ended June 30, 2007
As a result of the analysis some general aspects must be considered, as follows:
On June 30, 2007 about 94% of the consolidated gross revenue and 51% of consolidated total cost are linked to the U.S. dollar. Consequently, fluctuations in the exchange rate variation between the two currencies have a significant impact on the operating results.
Approximately 73% of consolidated short-term and long-term loans on June 30, 2007 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average dollar rate fell 6.7% between periods (R$2.0452 on June 30, 2007 against R$2.1927 on June 30, 2006), partially offset by price increases, and exchange rate between of the periods fell 11.0% (R$1.9262 on June 30, 2007 against R$2.1643 on June 30, 2006).
In 2007, iron ore prices increased by 9.5% and pellets prices increased by 5.3%.
The consolidated Trade Balance was:

	In US$ millions
	Quarter			Accumulated
	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Exports	3,920	2,441	2,543	6,361	4,825
Imports	(166)	(177)	(221)	(343)	(449)

	3,754	2,264	2,322	6,018	4,376

9.1-	Comments on Consolidated Operating Results for the periods ended June 30, 2007 and June 30, 2006

9.1.1-	Gross revenue

	In thousands of metric tons (except railroad transportation)					In thousands of reais
	Quarter			Accumulated		Quarter			Accumulated
	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Iron ore	62,081	55,792	59,703	117,873	114,563	5,498,022	4,905,667	5,129,829	10,403,689	9,276,678
Pellets (*)	10,175	9,581	7,438	19,756	15,205	1,640,159	1,555,379	1,224,643	3,195,538	2,576,283

	72,256	65,373	67,141	137,629	129,768	7,138,181	6,461,046	6,354,472	13,599,227	11,852,961

Manganese	219	83	198	302	347	40,698	13,113	25,581	53,811	50,450
Ferroalloys	111	124	144	235	270	263,850	288,144	274,665	551,994	506,158

						304,548	301,257	300,246	605,805	556,608

Copper	119	93	105	212	175	525,972	305,476	447,328	831,448	689,066
Finished copper	33	38	—	71	—	473,277	454,955	—	928,232	—
Potash	162	161	121	323	224	78,482	66,887	49,377	145,369	98,265
Kaolin	325	269	305	594	626	109,666	105,327	100,151	214,993	206,478
Nickel	68	71	—	139	—	6,339,691	5,973,019	—	12,312,710	—
Precious metals	18	22	—	40	—	211,204	192,551	—	403,755	—
Cobalt (t)	583	580	—	1,163	—	64,439	59,666	—	124,105	—

						7,802,731	7,157,881	596,856	14,960,612	993,809

Railroad transportation (millions of TKU) (**)	11,335	9,328	10,374	20,663	18,709	788,375	616,762	688,756	1,405,137	1,223,593
Port services	7,121	7,046	7,781	14,167	13,970	120,199	127,373	127,014	247,572	232,668
Boat services	—	—	—	—	—	10,305	12,960	12,670	23,265	25,585
Maritime transportation	—	—	—	—	—	33,155	50,282	67,528	83,437	117,766

						952,034	807,377	895,968	1,759,411	1,599,612

Aluminum	155	134	125	289	249	879,645	836,662	736,242	1,716,307	1,387,339
Alumina	766	700	867	1,466	1,357	529,255	510,962	743,806	1,040,217	1,079,874
Bauxite	1,228	1,239	1,056	2,467	2,164	83,148	84,678	64,248	167,826	129,635

						1,492,048	1,432,302	1,544,296	2,924,350	2,596,848

Steel	—	—	—	—	—	333,445	331,625	381,832	665,070	730,741
Pig iron	55	75	71	130	71	36,459	46,106	42,769	82,565	42,769
Coal	698	—	—	698	46	81,464	—	—	81,464	9,054
Other products and services	—	—	—	—	—	56,121	91,316	14,226	147,437	29,387

						507,489	469,047	438,827	976,536	811,951

						18,197,031	16,628,910	10,130,665	34,825,941	18,411,789

(*)	Includes revenues derived from services provided to pelletizing join ventures in the amounts of R$16,497, R$17,355, R$16,799, R$33,852 and R$34,690 referring to the 2Q/07, 1Q/07, 2Q/06, June 30, 2007 and June 30, 2006, respectively.

(**)	The Company carried through its railroad system 8,269, 6,610, 7,962, 14,879 and 14,132 million of TKUs of general cargo and 3,066, 2,718, 2,412, 5,784 and 4,577 million of TKUs of iron ore for third parties in 2Q/07, 1Q/07, 2Q/06, June 30, 2007 and June 30, 2006, respectively.

Sales volume and revenues by products and services:
The 89.2% gross revenue increase, from R$18,411,789 on June 30, 2006 to R$34,825,941 on June 30, 2007 was due to:
•	Consolidation of INCO, started of 4Q/06; and

•	Increase of prices of iron ore and products in aluminum area;
The above effects were partially offset by:
•	The devaluation of the average dollar compared with the real by 6.7%.
Gross consolidated revenue by segment

				Holdings		Quarter						Accumulated
	Ferrous	Non - Ferrous
	Minerals	Minerals	Logistics	Aluminum	Other	2Q/07%		1Q/07%		2Q/06%		06/30/07%		06/30/06%
External market
Latin America	425,377	86,707	10,467	103,390	—	625,941	3	544,646	3	491,198	5	1,170,587	3	894,105	5
Canada	37,360	596,077	—	212,774	—	846,211	5	974,071	6	164,792	2	1,820,282	5	328,856	2
United States (USA)	119,654	1,449,126	—	93,229	345,711	2,007,720	11	1,943,062	12	671,110	7	3,950,782	11	1,197,022	7
Germany	641,778	279,965	—	1,222	—	922,965	5	832,641	5	716,065	7	1,755,606	5	1,332,244	7
Belgium	136,187	31,287	—	170,709	—	338,183	2	378,315	2	321,949	3	716,498	2	623,318	3
France	356,121	86,915	—	—	—	443,036	2	364,907	2	276,966	3	807,943	2	498,888	3
England	209,153	362,072	—	20,252	—	591,477	3	587,072	4	197,582	2	1,178,549	3	363,361	2
Italia	237,662	36,783	—	3,477	—	277,922	2	286,763	2	280,908	3	564,685	2	538,506	3
Europe, except for Germany, Belgium, France, England and Italia	463,360	348,521	—	382,056	—	1,193,937	7	809,107	5	899,874	9	2,003,044	6	1,511,917	8
Middle East, Africa and Oceania	338,396	47,219	—	30,314	81,464	497,393	3	415,262	2	606,604	6	912,655	3	1,019,060	6
China	2,298,485	943,087	—	—	—	3,241,572	18	2,645,635	16	1,850,157	18	5,887,207	17	3,344,894	18
South Korea	258,169	592,183	—	—	—	850,352	5	934,495	6	172,063	2	1,784,847	5	465,929	3
Japan	627,744	1,289,288	—	306,430	—	2,223,462	12	1,879,706	11	863,720	9	4,103,168	12	1,700,527	9
Taiwan	77,279	1,213,652	—	—	—	1,290,931	7	1,359,700	8	78,175	1	2,650,631	8	189,681	1
Asia other than China, South Korea, Japan and Taiwan	143,954	176,414	986	—	—	321,354	2	440,873	3	445,081	4	762,227	2	548,217	3

	6,370,679	7,539,296	11,453	1,323,853	427,175	15,672,456	87	14,396,255	87	8,036,244	81	30,068,711	86	14,556,525	80
Brazil	1,114,533	307,854	930,958	171,035	195	2,524,575	13	2,232,655	13	2,094,421	19	4,757,230	14	3,855,264	20

Total	7,485,212	7,847,150	942,411	1,494,888	427,370	18,197,031	100	16,628,910	100	10,130,665	100	34,825,941	100	18,411,789	100

9.1.2-	Cost of products and services

	Denominated in		Quarter			Accumulated
By nature	R$	US$	2Q/07	1Q/07	2Q/06	06/30/07	06/30/06
Personnel	425,661	476,849	902,510	963,910	403,940	1,866,420	776,355
Material	793,824	418,861	1,212,685	1,155,540	813,058	2,368,225	1,524,832
Oil and gas	492,488	291,255	783,743	679,461	530,903	1,463,204	987,198
Outsourced services	726,033	427,596	1,153,629	996,571	930,713	2,150,200	1,795,714
Energy	402,978	78,159	481,137	462,009	338,239	943,146	642,018
Raw Material	5,550	1,345,719	1,351,269	1,482,813	553,791	2,834,082	1,077,629
Depreciation and depletion	487,683	454,471	942,154	734,600	391,861	1,676,754	759,489
Amortization of goodwill	—	—	—	51,416	94,090	51,416	186,077
Others	259,742	322,607	582,349	720,507	294,127	1,302,856	546,120

Total	3,593,959	3,815,517	7,409,476	7,246,827	4,350,722	14,656,303	8,295,432

	49%	51%

The 77% increase in the cost of products and services (R$14,656,302 on June 30, 2007 against R$8,295,432 on June 30, 2006) resulting from inclusion of CVRD Inco (R$5,289,622 on June 30, 2007) and is due to increase in sales volumes and changes in the prices of materials, oil, energy and services which comprise production cost during the period.

9.1.3-	Selling expenses and administrative expenses
Selling expenses decreased by 33%, from R$236,048 on June 30, 2006 to R$158,415 on June 30, 2007. Administrative expenses increased by 42% from R$711,540 on June 30, 2006 to R$1,010,411 on June 30, 2007, basically due to personnel agreements and expenses with professional services, infrastructure and support.

9.1.4-	Research and development
Research and development increased by 44%, from R$378,088 on June 30, 2006 to R$544,446 on June 30, 2007, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.

9.1.5-	Other operating expenses
Other operating expenses increased by R$49,291, from R$364,727 on June 30, 2006 to R$414,018 on June 30, 2007.

9.1.6-	Net financial results
The net financial result had a change of R$470,103 (expense of R$255,356 on June 30, 2007 compared to expense of R$725,459 on June 30, 2006) due to exchange rate variation effect over the foreign debt, that more than offset the increase of financial expenses.

9.1.7-	Income tax and social contribution
Income tax and social contribution reflect an expense of R$5,270,359 on June 30, 2007 compared with an expense of R$1,178,436 on June 30, 2006, mainly caused by increase of taxable income.

9.2-	Comments on the Parent Company Results for the periods ended June 30, 2007 and June 30, 2006

9.2.1-	Gross revenue
The 18,8% increase in gross revenue (R$10,397,790 on June 30, 2007 against R$8,752,856 on June 30, 2006) is the result of the 10% increase in sales of iron ore and also for the increase of prices. This effect, over the company’s revenue, was compensated in part by the 6% average appreciation of the real against the U. S. dollar.

9.2.2-	Cost of products and services
Cost of products and services sold to June 30, 2007 was R$5,702,136 on 06/30/07 against R$4,882,884 on June 30, 2006 representing a 17% increase. The main factors are, higher volumes sold of products in general, contracts readjustments and the increase of assets reflecting increase of expenses related to depreciation.

9.2.3-	Gross margin
The gross margin increased by 1.1% (42.1% on June 30, 2007 against 41.0% on June 30, 2006) mainly due to increase of prices.

9.2.4-	Results of shareholdings
The results of equity investments had increased R$1,862,928 of R$4,111,198 in June 30, 2006 against R$5,974,126 in June 30, 2007, and are strongly impacted by the effect of the variation of the debts, that had influenced of positive form in function of the valuation of the Real, against dollar, in the six months period ended on June 30, 2007 of 10 % and 7.5 % in the six months ended on June 30, 2006. This effect is substantially compensated with the exchange loss in the investments abroad.
Operationally, volumes and average selling prices increased in iron ore, pellets and aluminum areas and nickel. This increase was partially compensated by decrease in average selling prices and volume in manganese and ferroalloys.

9.2.5-	Selling expenses and administrative expenses
Selling expenses increased by R$7,541, from R$3,188 on June 30, 2006 to R$10,729 on June 30, 2007, while administrative expenses increased by 5.49%, from R$410,911 on June 30, 2006 to R$433,454 on June 30, 2007, basically due to personnel agreement and expenses with professional services, infrastructure and support.

9.2.6-	Research and development
Research and development increased by 6,20%, from R$235,122 on June 30, 2006 to R$249,706 on June 30, 2007, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.

9.2.7-	Other operating expenses (income)
Other operating expenses decreased by R$284,155 from R$244,775 expense on June 30, 2006 to R$39,380 income on June 30, 2007.

9.2.8-	Net financial results
The net financial results on June 30, 2007 had an impact of R$1,807,768 (income of R$1,773,843 on June 30, 2007 compared to expense of R$33,925 on June 30, 2006) basically due to exchange rate variation effect of the Real against the dollar over the foreign debt.

9.2.9-	Income tax and social contribution
Income tax and social contribution reflect an expense of R$1,552,467 on June 30, 2007 compared with an expense of R$503,273 on June 30, 2006, mainly caused by increase of taxable income.

10-	Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Mário da Silveira Teixeira Júnior
Vice-President
Caio Marcelo de Medeiros Melo
Francisco Augusto da Costa e Silva
Hiroshi Tada
João Batista Cavaglieri
Jorge Luiz Pacheco
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes
Advisory Committees of the Board of Directors
Controlling Committee
Antonio José de Figueiredo Ferreira
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Luciano Siani Pires
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen
Fiscal Council
Marcelo Amaral Moraes
Chairman
Aníbal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Executive Officers
Roger Agnelli
Chief Executive Officer and Investor Relations
Carla Grasso
Executive Officer for Human Resources and Corporate Services
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fabio de Oliveira Barbosa
Chief Financial Officer
Gabriel Stoliar
Executive Officer for Planning and Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
José Lancaster
Executive Officer for Copper, Coal and Aluminum
Murilo de Oliveira Ferreira
Executive Officer for Nickel Business Marketing and Sales
Copper and Aluminum
Tito Botelho Martins
Executive Officer for Corporate Affairs and Energy
Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 8, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations